    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1999

                                                      REGISTRATION NO. 333-70593

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND

                SELECT TEN PORTFOLIO 1999 INTERNATIONAL SERIES A
                            UNITED KINGDOM PORTFOLIO

                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                           SALOMON SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,  SALOMON SMITH BARNEY INC.
     FENNER & SMITH        388 GREENWICH STREET
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS      NEW YORK, NY 10013
      P.O. BOX 9051
PRINCETON, NJ 08543-9051

PAINEWEBBER INCORPORATED DEAN WITTER REYNOLDS INC.
   1285 AVENUE OF THE         TWO WORLD TRADE
        AMERICAS             CENTER_59TH FLOOR
   NEW YORK, NY 10019       NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051

PRINCETON, NJ 08543-9051                               MICHAEL KOCHMAN

                                                      388 GREENWICH ST.
                                                     NEW YORK, NY 10013

                                COPIES TO:
    ROBERT E. HOLLEY      PIERRE DE SAINT PHALLE,    DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE              ESQ.           DEAN WITTER REYNOLDS INC.
        AMERICAS           450 LEXINGTON AVENUE        TWO WORLD TRADE
   NEW YORK, NY 10019       NEW YORK, NY 10017        CENTER_59TH FLOOR
                                                     NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.

/ x / Check box if it is proposed that this filing will become effective upon filing on February 3, 1999, pursuant to Rule 487.


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                                     DEFINED ASSET FUNDSSM
--------------------------------------------
----------------------------------


                              EQUITY INVESTOR FUND

                              SELECT TEN PORTFOLIO
                              1999 INTERNATIONAL SERIES A
                              UNITED KINGDOM PORTFOLIO

                              (A UNIT INVESTMENT TRUST)
                              O   TOTAL RETURN FROM:
                              --    CAPITAL APPRECIATION
                              --    CURRENT DIVIDEND INCOME

                              O 10 HIGHEST DIVIDEND YIELDING STOCKS IN THE FINANCIAL TIMES INDUSTRIAL ORDINARY SHARE INDEX

                              O   REINVESTMENT OPTION



SPONSORS:                      -------------------------------------------------
Merrill Lynch,                 The Securities and Exchange Commission has not
Pierce, Fenner & Smith         approved or disapproved these Securities or
Incorporated                   passed upon the adequacy of this prospectus. Any
Salomon Smith Barney Inc.      representation to the contrary is a criminal
PaineWebber Incorporated       offense.
Dean Witter Reynolds Inc.      Prospectus dated February 3, 1999.

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Defined Asset FundsSM
DEFINED ASSET FUNDSSM IS AMERICA'S OLDEST AND LARGEST FAMILY OF UNIT INVESTMENT TRUSTS, WITH OVER $115 BILLION SPONSORED OVER THE LAST 25 YEARS. DEFINED ASSET FUNDS HAS BEEN A LEADER IN UNIT INVESTMENT TRUST RESEARCH AND PRODUCT INNOVATION. OUR FAMILY OF FUNDS HELPS INVESTORS WORK TOWARD THEIR FINANCIAL GOALS WITH A FULL RANGE OF QUALITY INVESTMENTS, INCLUDING MUNICIPAL, CORPORATE AND GOVERNMENT BOND PORTFOLIOS, EQUITY PORTFOLIOS AND INTERNATIONAL BOND AND EQUITY PORTFOLIOS.


DEFINED ASSET FUNDS OFFER A NUMBER OF ADVANTAGES:

   O A DISCIPLINED STRATEGY OF BUYING AND HOLDING WITH A LONG-TERM VIEW IS THE CORNERSTONE OF DEFINED ASSET FUNDS.

O FIXED PORTFOLIO: DEFINED FUNDS FOLLOW A BUY AND HOLD INVESTMENT STRATEGY;
  FUNDS ARE NOT MANAGED AND PORTFOLIO CHANGES ARE LIMITED.
O DEFINED PORTFOLIOS: WE CHOOSE THE STOCKS AND BONDS IN ADVANCE, SO YOU KNOW
  WHAT YOU'RE INVESTING IN.
O PROFESSIONAL RESEARCH: OUR DEDICATED RESEARCH TEAM SEEKS OUT STOCKS OR BONDS
  APPROPRIATE FOR A PARTICULAR FUND'S OBJECTIVES.
O ONGOING SUPERVISION: WE MONITOR EACH PORTFOLIO ON AN ONGOING BASIS.
NO MATTER WHAT YOUR INVESTMENT GOALS, RISK TOLERANCE OR TIME HORIZON, THERE'S PROBABLY A DEFINED ASSET FUND THAT SUITS YOUR INVESTMENT STYLE. YOUR FINANCIAL PROFESSIONAL CAN HELP YOU SELECT A DEFINED ASSET FUND THAT WORKS BEST FOR YOUR INVESTMENT PORTFOLIO.


CONTENTS
                                                                PAGE
                                                          -----------
RISK/RETURN SUMMARY.....................................           3
WHAT YOU CAN EXPECT FROM YOUR INVESTMENT................           8
   INCOME...............................................           8
   RECORDS AND REPORTS..................................           8
THE RISKS YOU FACE......................................           8
   FOREIGN ISSUER RISK..................................           8
   LITIGATION AND LEGISLATION RISKS.....................          10
SELLING OR EXCHANGING UNITS.............................          11
   SPONSORS' SECONDARY MARKET...........................          11
   SELLING UNITS TO THE TRUSTEE.........................          11
   ROLLOVER/EXCHANGE OPTION.............................          12
HOW THE FUND WORKS......................................          13
   PRICING..............................................          13
   EVALUATIONS..........................................          13
   INCOME...............................................          13
   EXPENSES.............................................          14
   PORTFOLIO CHANGES....................................          14
   PORTFOLIO TERMINATION................................          14
   NO CERTIFICATES......................................          15
   TRUST INDENTURE......................................          15
   LEGAL OPINION........................................          15
   AUDITORS.............................................          16
   SPONSORS.............................................          16
   TRUSTEE..............................................          16
   UNDERWRITERS' AND SPONSORS' PROFITS..................          16
   PUBLIC DISTRIBUTION..................................          16
   CODE OF ETHICS.......................................          17
   YEAR 2000 ISSUES.....................................          17
TAXES...................................................          17
SUPPLEMENTAL INFORMATION................................          19
FINANCIAL STATEMENTS....................................          20
   REPORT OF INDEPENDENT ACCOUNTANTS....................          20
   STATEMENT OF CONDITION...............................          20

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RISK/RETURN SUMMARY


       1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
        O The Portfolio seeks total return through a combination of current dividend income and capital appreciation.
           You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of dividend income.
       2.  WHAT IS THE PORTFOLIO'S INVESTMENT STRATEGY?

        O Its strategy is to invest in a fixed portfolio of approximately equal amounts of the 10 highest dividend-yielding common stocks of the 30 stocks in the Financial Times Industrial Ordinary Share Index (the 'FT Index'), as of two business days prior to the date of this prospectus. The Sponsors reserve the right to adjust the Portfolio to account for mergers and other corporate restructurings.




        O The Portfolio plans to hold the stocks in the Portfolio for about one year. At the end of the year, we will liquidate the Portfolio and apply the same Strategy to select a new portfolio, if available.
        o Each Select Ten International Portfolio is designed to be part of a longer term strategy. We believe that more consistent results are likely if the Strategy is followed for at least three to five years but you are not required to stay with the Strategy or to roll over your investment. You can sell your units any time.



       3.  WHAT INDUSTRIES ARE REPRESENTED IN THE PORTFOLIO?
           Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:



                                                 APPROXIMATE
                                                  PORTFOLIO
                                                  PERCENTAGE




        o  Chemicals                                   20%
        o  Airlines                                    10
        o  Building & Construction                     10
        o  Insurance                                   10
        o  Music Recording & Retailing                 10
        o  Retail                                      10
        o  Sugar                                       10
        o  Transportation/Marine                       10
        o  Wines/Spirits                               10




       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o The common stocks in the Portfolio generally have attributes that have caused them to have lower prices or higher dividend yields relative to the other stocks in the FT Index.
           For example:

           --the issuers may be having financial problems;
           --the stocks may be out of favor with the market because of weak performance, poor earnings forecasts, negative publicity or litigation/legislation; and
           --the stocks may be reacting to general market cycles.

        o The market factors that caused the relatively low prices and high dividend yields of the stocks may change.
        o  Stock prices can be volatile.
        o Dividend rates on the stocks or share prices may decline during the life of the Portfolio.

--------------------------------------------------------------------------------

                               Defined Portfolio
--------------------------------------------------------------------------------

Equity Investor Fund

Select Ten Portfolio 1999 International Series A

United Kingdom Portfolio

Defined Asset Funds


                                                                                    PRICE

                                        PERCENTAGE              CURRENT           PER SHARE          COST
NAME OF ISSUER                       OF PORTFOLIO (1)     DIVIDEND YIELD (2)     TO PORTFOLIO  TO PORTFOLIO (3)
----------------------------------------------------------------------------------------------------------------

1. Imperial Chemical Industries PLC           9.76%                 6.18%        $      8.487   $     32,252.23

2. Allied Domecq PLC                         10.10                  5.22                7.947         33,376.25

3. Peninsular and Oriental Steam
    Navigation Company                        9.98                  4.61               10.994         32,983.01

4. British Airways PLC                       10.02                  4.54                6.136         33,135.39

5. Royal & Sun Alliance Insurance
    Group PLC                                 9.99                  4.51                7.861         33,014.96

6. Tate & Lyle PLC                            9.93                  4.47                6.701         32,837.18

7. Blue Circle Industries PLC                10.01                  4.44                5.423         33,082.95

8. EMI Group PLC                             10.11                  4.00                6.554         33,425.40

9. Marks & Spencer PLC                       10.22                  3.91                6.034         33,789.15

10. BOC Group PLC                             9.88                  3.59               14.206         32,673.33
                                     -----------------                                         -----------------
                                            100.00%                                             $    330,569.85

                                     -----------------                                         -----------------
                                     -----------------                                         -----------------


------------------------------------

(1) Based on Cost to Portfolio in U.S. dollars.

(2) Current Dividend Yield for each security was calculated by annualizing the last monthly, quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on February 3, 1999.


(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on February 3, 1999, the initial date of deposit, converted into U.S. dollars on the offer side of the exchange rate at the evaluation time on that date. The value of the Securities on any subsequent business day will vary.

                      ------------------------------------

The securities were acquired on February 3, 1999 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

RISK/RETURN SUMMARY (Continued)


        o The Portfolio may continue to purchase or hold the stocks originally selected even though their market value or yield may have changed, they may no longer be included in the FT Index or they may be subject to sell recommendations from one or more of the Sponsors.



       5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?
           Yes, if you want current dividend income and capital appreciation. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in international equity securities of different issuers in a variety of industries.
           The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an international equity investment. It may not be appropriate for you if you are seeking preservation of capital or high current income.



       6.  WHAT ARE THE PORTFOLIO'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.




           ESTIMATED ANNUAL OPERATING
           EXPENSES
                                                            AMOUNT
                                              AS A % OF  PER 1,000
                                              NET ASSETS     UNITS
                                                        ----------
                                                       -----------
                                                .088%   $    0.87
           Trustee's Fee
                                                .046%   $    0.45
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                                .072%   $    0.72
           Other Operating Expenses
                                           ----------  -----------
                                                .206%   $    2.04
           TOTAL



           ORGANIZATION COSTS per 1,000 units          $    1.43

           (deducted from Portfolio assets at
           the close of the initial offering
           period)



           INVESTOR FEES
           Maximum Sales Fee (Load) on new
           purchases (as a percentage of
           $1,000 invested)                                2.75%
           You will pay an up-front sales fee of approximately 1.00%, as well as a total deferred sales fee of $17.50 ($1.75 per 1,000 units deducted monthly from the Portfolio's net asset value over the last 10 months of the Portfolio's life, commencing April 1, 1999).

           The maximum sales fees are as follows:



                                                 YOUR MAXIMUM
                                                    SALES FEE
                     IF YOU INVEST:                  WILL BE:
           -----------------------------------  -----------------
           Less than $50,000                             2.75%
           $ 50,000 to $99,999                           2.50%
           $100,000 to $249,999                          2.00%
           $250,000 to $999,999                          1.75%
           $1,000,000 or more                            1.00%



           EXAMPLE
           This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



            1 Year     3 Years     5 Years      10 Years
             $313        $757       $1,227       $2,525

       7.  HOW HAVE UNITED KINGDOM PORTFOLIOS PERFORMED IN THE PAST?


     The following table shows the actual performance of prior Portfolios. The returns assume that investors reinvested all dividends and paid the maximum sales fees. The table also shows returns for the latest completed portfolios (through termination, not rollover), which are generally higher than the cumulative performance figures because market prices have declined since their completion dates. Of course, past performance is no guarantee of future results.



            CUMULATIVE PERFORMANCE
               (INCLUDING ANNUAL
              ROLLOVERS) THROUGH
                                            LATEST COMPLETED PORTFOLIO
                   12/31/98
           -------------------------
 STARTING    ANNUALIZED   --------------------------------------ANNUALIZED
 SERIES        DATE          RETURN             TERM                 RETURN
---------  ------------  -----------  -------------------------  -----------
A          1/5/94              6.16%           1/27/97- 2/27/98       16.97%
B          6/21/93             8.11            5/27/97- 6/30/98       31.56
C          9/28/93             7.83            9/17/97-10/24/98        3.85
3          7/22/96            15.59            7/28/97- 8/22/98       19.78
5          11/1/96            11.08           11/10/97-12/18/98        6.98
1          2/25/97            14.78            2/25/97- 3/27/98       29.25

 8. HOW WOULD THE STRATEGY HAVE PERFORMED HISTORICALLY?

Although the Strategy Stocks underperformed the FT Index in six of the last 20 years (eight years if Portfolio sales charges and expenses were deducted from Strategy Stock performance), their total return over the entire period outperformed the FT Index. This is why the Sponsors recommend following the Strategy for at least three to five years. Portfolio performance may vary from that of the index shown below for a variety of reasons. For example, the Portfolio has invested in a limited subset of index stocks, and therefore its performance may not keep pace with index performance to the extent the index is driven by stocks not held in the Portfolio. In addition, the Portfolio stocks may have been chosen for specific characteristics that are at odds with the characteristics of the stocks driving the market at a given time. For example, we may have chosen value stocks at a time when growth stocks are performing well. Past performance is no guaranty of future results of the Strategy or any Select Ten United Kingdom Portfolio.
                         COMPARISON OF TOTAL RETURNS(1)
           (STRATEGY FIGURES REFLECT CONVERSION INTO U.S. DOLLARS AT
              APPLICABLE CURRENCY EXCHANGE RATES AND DEDUCTION OF
             SALES FEES AND EXPENSES BUT NOT BROKERAGE COMMISSIONS)


        YEAR           STRATEGY (2)                FT INDEX
--------------------  -----------------  -------------------------
1979                           1.50%                   3.59%
1980                          28.25                   31.77
1981                          -8.70                   -5.30
1982                          42.32                    0.42
1983                          40.35                   21.94
1984                           3.33                    2.15
1985                          77.20                   54.74
1986                          31.09                   24.36
1987                          46.45                   38.99
1988                           9.31                    6.74
1989                          26.87                   22.80
1990                           7.14                   10.29
1991                          14.56                   14.65
1992                           2.09                   -2.33
1993                          35.96                   18.40
1994                           3.32                    1.89
1995                           8.76                   17.63
1996                          12.27                   20.05
1997                          10.03                   16.98
1998                          21.58                   10.81
Average Annual
Return                        19.15%                  14.67%


Changes in the exchange rates of the pound sterling relative to the U.S. dollar affected these figures significantly in certain years. These changes ranged from minus 20.22% in 1984 to plus 27.22% in 1987, and averaged minus 0.11% over the last 20 years.*
------------------------------------

 * Source: Bloomberg. The Sponsors have not independently verified these data, but they have no reason to believe these data are incorrect in any material respect.

(1) To compute Total Returns, we add changes in market value and dividends that would have been received during the year, and divide the sum by the opening market value for the year. Individual year returns do not take into account any reinvestment of dividend income. Return from a Portfolio will differ from constructed Strategy returns for several reasons including the following:

     o each Portfolio bears brokerage commissions in buying and selling stocks; Strategy returns do not reflect any commissions;

     o Strategy returns are for calendar years, while Portfolios begin and end on various dates;

     o units are bought and sold based on closing stock prices and currency exchange rates, while Portfolios may buy and sell stocks at prices and currency exchange rates during the trading day;

     o Portfolios may not be fully invested at all times; and

     o stocks in a Portfolio may not be weighted equally at all times.

(2) When we ranked the common stocks by dividend yields (as described on page
    3), we based the yields on the interim and final dividends for each stock and the stock price at the market opening on the first trading day of the year on the London Stock Exchange.

       9.  IS THE PORTFOLIO MANAGED?
           Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so.



      10.  HOW DO I BUY UNITS?
           The minimum investment is $250.
           You can buy units from any of the Sponsors. The Sponsors are listed later in this prospectus.

           UNIT PRICE PER 1,000 UNITS              $999.96
           (as of February 3, 1999)
           Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown on page 4.
           The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 11:30 a.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.




      11.  HOW DO I SELL UNITS?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.




      12.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           The Portfolio pays distributions of any dividend income, net of expenses, on the 25th of July and December, 1999, if you own units on the 10th of those months. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of whether you reinvest your dividends in the Portfolio. A portion of the dividend payments may be used to pay expenses of the Portfolio.

      13.  WHAT OTHER SERVICES ARE AVAILABLE?
           REINVESTMENT
           You may choose to reinvest your distributions into additional units of the Portfolio. You will pay only the deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your income distributions in cash.
           EXCHANGE PRIVILEGES
           You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

The Portfolio will pay to you any income it has received four times during its life. Because the Portfolio generally pays dividends as they are received, individual income payments will fluctuate based upon the amount of dividends declared and paid by each issuer. Other reasons your income may vary are:

   o changes in the Portfolio because of additional securities purchases or sales;

   o a change in the Portfolio's expenses; and

   o the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:

o a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;

o a final report on Portfolio activity; and

o annual tax information. This will also be sent to the IRS. You must report the amount of income received during the year. Please contact your tax adviser in this regard.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

UNITED KINGDOM


The Portfolio contains stocks of British companies engaged in such industries as:

   o banking;

   o the chemical industry;

   o the building and construction industry;

   o the transportation industry;

   o telecommunications; and

   o insurance.

Many of these industries are subject to extensive government regulation which may have a materially adverse effect on the performance of stocks in these industries.

FOREIGN ISSUER RISK

Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers. They may include:

   o political and economic developments;

   o possibility of withholding taxes;

   o exchange controls or other governmental restrictons on the payment of dividends;

   o conversion of local currency to U.S. dollars upon the sale of Portfolio Securities;

   o less publicly available information; and

   o absence of uniform accounting, auditing and financial reporting standards, practices and requirements.

American Depositary Shares and Receipts

American depositary shares and receipts are issued by an American bank or trust company to evidence ownership of underlying common stock issued by a foreign corporation and deposited in a depositary facility. The terms and conditions of the depositary facility may result in less liquidity or lower market prices for the ADRs than for the underlying shares. Certain of the Portfolio Securities were purchased in ADR form in the United States.

Foreign Currency Risk

Because securities of non-U.S. issuers generally pay dividends and trade in foreign currencies, there is the risk that the U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates. Changes in the exchange rates of the pound sterling relative to the U.S. dollar ranged from minus 20.22% in 1984 to plus 27.22% in 1987, and averaged minus 0.11% over the last 20 years.

At the present time the Sponsors do not believe that any of the Portfolio Securities is subject to exchange control restrictions which would materially interfere with payment to the Portfolio of amounts due on the Portfolio Securities. The adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Portfolio to satisfy redemptions. There can be no assurance that exchange control regulations might not be adopted in the future that would adversely affect payments to the Portfolio.

On January 1, 1999, the European Monetary Union (EMU) introduced a new single currency, the euro. The United Kingdom will not introduce the euro at this time. A newly created European Central Bank (ECB) has the authority to direct the monetary policy for this region, including the determination of interest rates. These changes may affect the European capital markets, and the related risks may increase the volatility in world capital markets. This, in turn, may affect the Portfolio's performance. The risks for the portfolio associated with the introduction of the euro include:

   o The exchange rates between the U.S. dollar and European currencies may become more volatile and unstable;

   o European entities may face substantial conversion costs which may not have been accurately anticipated and which may affect issuer profitability and creditworthiness;

   o greater volatility in exchange rates between the currencies of participating and non-participating countries, especially when these, or other non-participating countries, will adopt the euro at some later point;

   o Some financial contracts (e.g. bank loan agreements, derivative contracts, and foreign exchange contracts) that refer to existing national currencies may be subject to some legal uncertainties when these currencies are converted into the euro.

   o Depending on how the tax authorities rule on this issue, the euro conversion may result in a 'realization event' for a financial instrument denominated in a non-euro currency;

   o Suitable clearing, settlement and operational systems of banks and other financial institutions may not be ready for the euro conversion;

   o European interest rates and exchange rates could become more volatile as the European Central Bank and market participants search for a common understanding of policy targets and instruments; and

   o The currency unification could be partially or completely reversed, causing uncertainty in world markets and creating unanticipated expenses as a result of having to undo changes made in anticipation of the euro's introduction;

These or other factors may cause market disruptions and could adversely affect the value of foreign securities, currencies and financial contracts held by the Portfolio.

Changes In Law

Recent changes in law will result in material changes in the manner in which the United Kingdom taxes dividends paid on or after April 6, 1999. It is possible that these changes will have the effect of motivating United Kingdom companies to make changes in their dividend policies, which may affect the stocks held in the portfolio. It is unclear what the effect of this change will be to any quantitative investment strategy.

Liquidity

Sales of foreign securities in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets. You should know that:

   o securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States;

   o a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and such foreign country deteriorate markedly; and

   o the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Securities.


LITIGATION AND LEGISLATION RISKS

Philip Morris Companies common stock represents approximately 10% of the value of the Portfolio. Pending legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

On November 23, 1998, Philip Morris entered into a Master Settlement Agreement with 46 state governments to settle the asserted and unasserted healthcare cost recovery and certain other claims against them. The Agreement is subject to final judicial approval in each of the settling states. It is expected that Philip Morris will charge approximately $2 billion as a pretax expense in 1998 as a result of the settlement. Philip Morris believes the agreement will likely materially adversely affect the business, volume, cash flows and/or operating income and financial position of the company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, the company's share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the agreement.

The Sponsors cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning the settlement will ultimately be resolved. The Sponsors cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Portfolio, which could in turn adversely affect Unit prices.

Other than as described above we do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:

   o reducing the dividends-received deduction or

   o increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

   o adding the value of the Portfolio Securities, cash and any other Portfolio assets;

   o subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and

   o dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 25 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution 'in kind.' If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:

   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and

   o for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Select Ten International United Kingdom Portfolio if one is available.


If you hold your Units with one of the Sponsors and notify your financial adviser by February 9, 2000, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Select Ten International United Kingdom Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so choose, an in-kind distribution) after the Portfolio terminates.

The Portfolio will terminate by March 10, 2000. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course you can sell your Units at any time prior to termination.

You may exchange units of this Portfolio for units of another Select or Focus Series or certain other Defined Asset Funds any time before this Portfolio terminates. If you continue to hold your Units, you may exchange units of this Portfolio for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of cash to pay all or some of the costs of organizing the Portfolio including:

   o cost of initial preparation of legal documents;

   o federal and state registration fees;

   o initial fees and expenses of the Trustee;

   o initial audit; and

   o legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a monthly charge of $1.75 per 1,000 units and is accrued in ten monthly installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS


The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). In addition, the United Kingdom Portfolio 'business day' shall also exclude the following U.K. holidays: Easter Monday, May Day, Summer Bank Holiday and Boxing Day. If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.


INCOME


o The annual U.S. dollar income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities, fluctuations in U.S. dollar exchange rates and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.


o Each unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account which are converted into U.S. dollars at the current exchange rate and other receipts to a Capital Account after conversion into U.S.dollars at the current rate. The Trustee may establish a reserve account by withdrawing from the these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.


EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

   o for extraordinary services and costs of indemnifying the Trustee and the Sponsors;

   o costs of actions taken to protect the Portfolio and other legal fees and expenses;

   o expenses for keeping the Portfolio's registration statement current; and

   o Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 45 cents per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.

We decide whether to offer units for sale that we acquire in the secondary market after reviewing:

   o diversity of the Portfolio;

   o size of the Portfolio relative to its original size;

   o ratio of Portfolio expenses to income; and

   o cost of maintaining a current prospectus.

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE

The Portfolio is a 'unit investment trust' governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:

   o to cure ambiguities;

   o to correct or supplement any defective or inconsistent provision;

   o to make any amendment required by any governmental agency; or

   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:

   o it fails to perform its duties;

   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or

   o the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

   o remove it and appoint a replacement Sponsor;

   o liquidate the Portfolio; or

   o continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051

SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013

PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

DEAN WITTER REYNOLDS INC., Two World Trade Center--59th Floor,
New York, NY 10048, is a selected dealer for the Portfolio.

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Chase Manhattan Bank, Unit Trust Department, 4 New York Plaza--6th Floor, New York, New York 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Sponsors also realize a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.


During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. The profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuation in the price per unit, a loss of $1,850.79 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

Prudential Securities Incorporated, which will participate only in rollover sales, will receive a preferred dealer concession of $13.00 per 1,000 units of this Portfolio.

CODE OF ETHICS

Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.

YEAR 2000 ISSUES


Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Portfolio. The Year 2000 Problem may adversely affect the issuers of the securities contained in the Portfolio, but we cannot predict whether any impact will be material to the Portfolio as a whole.

TAXES

U.S. TAXATION


The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio.


GAIN OR LOSS UPON DISPOSITION


You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption) or when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize gain or loss on Securities distributed to you 'in-kind,' either in redemption of your units or upon termination of the Portfolio. Your basis for Securities distributed to you will be the same as the portion of your basis in your units which are attributable to the distributed Securities, and your holding period for the distributed Securities will include your holding period in your units.

If you elect to roll over your investment in the portfolio, you will not recognize gain or loss on your units except to the extent that your share of the Securities in the Portfolio is sold and the proceeds are paid to you. Your basis in the Securities that are rolled over into a new portfolio will be the same as the portion of your basis in your units which was attributable to the rolled over Securities.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment which produces the gain or loss for more than one year and short-term if you held it for one year or less. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS IN THE SECURITIES

Your aggregate tax basis in your units will be equal to the cost of the units, including the sales fee. You should not increase your basis in your units by deferred sales charges or organizational expenses. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already be deducted.

EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses, but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount (currently, $124,500 or $62,250 for a married person filing separately).

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on distributions. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.


UNITED KINGDOM TAXATION

The following summary describes some of the important UK tax consequences of holding units in the United Kingdom Portfolio. It applies to certain U.S. investors only and does not apply to non-U.S. investors. The summary is intended as a general guide only and you should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

TAX ON DIVIDENDS

A UK resident individual who receives a dividend from a UK company is generally entitled to a tax credit, which is either offset against UK tax liabilities or, in certain circumstances, repaid.

You will not be able to claim any refund of the tax credit for dividends paid on or after April 6, 1999. If you are resident in the US for purposes of the income tax treaty between the US and the UK (the 'Treaty') you may be able to claim a refund of part of the tax credit for dividends paid before April 6, 1999. Although a US investor who is resident in the US for the purposes of the Treaty between the US and the UK and who holds shares directly in a UK company can generally claim a refund of part of the tax credit from the UK Inland Revenue, it is unclear whether you will be entitled to any refund since you invest indirectly in UK companies through the Fund. Unless a special procedure is agreed with the

UK Inland Revenue in advance, you may not be able to claim any refund.

A UK company may elect for a dividend paid before April 6, 1999 to be paid as a 'foreign income dividend' rather than an ordinary dividend. A foreign income dividend does not carry a tax credit and so you will not be entitled to any refund.

TAX ON DISPOSAL OF UNITS

US investors who are neither resident nor ordinarily resident in the UK will not generally be liable for UK tax on gains arising on the disposal of units. However, they may be liable if the units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK. Individual US investors may also be liable if they have previously been resident or ordinarily resident in the UK and become resident or ordinarily resident in the UK in the future.

INHERITANCE TAX

Individual US investors who are domiciled in the US and who are not UK nationals will generally not be subject to UK inheritance tax on death or on gifts of the units made during their lifetimes, provided any applicable US federal gift or estate tax is paid. They may be subject to UK inheritance tax if the units are used in a business in the UK or relate to the performance of personal services in the UK.

Where the units are held on trust, the units will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was domiciled in the UK, in which case they may be subject to tax.

It is very unlikely that the units will be subject to both UK inheritance tax and US federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.


RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ('IRAs') or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Select Ten Portfolio 1999 International Series A, United Kingdom Portfolio, Defined Asset Funds (the

'Portfolio'):


We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of February 3, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of February 3, 1999 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
New York, N.Y.

February 3, 1999



                 STATEMENT OF CONDITION AS OF FEBRUARY 3, 1999

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$         330,569.85
                                                         --------------------
           Total.........................................$         330,569.85
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
     Reimbursement of Sponsors for organization
       expenses(2).......................................$             477.49
                                                         --------------------
     Subtotal                                                          477.49
                                                         --------------------
Interest of Holders of 333,908 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$         333,894.64
  Gross underwriting commissions and organization
    expenses(5)(2).......................................           (3,802.28)
                                                         --------------------
     Subtotal                                                      330,092.36
                                                         --------------------
           Total.........................................$         330,569.85
                                                         --------------------
                                                         --------------------


---------------

          (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio based on the U.S. dollar offer side value of the relevant exchange rate determined by the Trustee at 4:00 p.m., Eastern time on February 3, 1999. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $332,420.64 and deposited with the Trustee. The amount of the letter of credit includes $330,569.85 for the purchase of securities.

          (2) A portion of the Public Offering Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.43 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied.

          (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.96 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.

          (4) Aggregate public offering price computed on the basis of the U.S. dollar value of the underlying securities based on the U.S. dollar offer side value of the relevant exchange rate at 4:00 p.m., Eastern time on February 3, 1999.

          (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.75 per 1,000 Units is payable on April 1, 1999 and thereafter on the 1st day of each month through January 1, 2000. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to January 1, 2000, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

                             Defined
                             Asset FundsSM


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         SELECT TEN PORTFOLIO

recent free Information                  1999 INTERNATIONAL SERIES A
Supplement that gives more               UNITED KINGDOM PORTFOLIO

details about the Fund,                  (A Unit Investment Trust)
by calling:                              ---------------------------------------
The Chase Manhattan Bank                 This Prospectus does not contain
1-800-323-1508                           complete information about the
                                         investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.

                                         333-70593) and

                                         o Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.


                                                      32744--2/99

                                   PART II
            ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated........       8-7221
Salomon Smith Barney Inc. ................................       8-8177
PaineWebber Incorporated..................................      8-16267
Dean Witter Reynolds Inc. ................................      8-14172

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated........     13-5674085
Salomon Smith Barney Inc. ................................     13-1912900
PaineWebber Incorporated..................................     13-2638166
Dean Witter Reynolds Inc. ................................     94-0899825
The Bank of New York, Trustee.............................     13-4941102

                                 UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept  from
(i) AMBAC Indemnity Corporation; Financial Guaranty Insurance Company, MBIA Insurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                                     II-1



             SERIES OF EQUITY INCOME FUND AND EQUITY INVESTOR FUND DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC

SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------

  Equity Income Fund, Investment Philosophy Series 1991
Selected Industrial Portfolio...............................           33-39158
  Equity Investor Fund, Select S&P Industrial Portfolio 1998
Series H....................................................          333-64577


                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


1.1            --Form of Trust Indenture (incorporated by reference to Exhibit
                 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 33-05683.
1.1.1          --Form of Standard Terms and Conditions of Trust Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--48, 1933 Act File No. 33-50247).
1.2            --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1            --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'How The Fund Works--Legal Opinion' in the Prospectus.
5.1            --Consent of independent accountants.

9.1            --Information Supplement.
24             --Powers of Attorney.

                                   SIGNATURES

     The registrant hereby identifies the series numbers of Equity Income Fund and Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY

AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 3RD DAY OF FEBRUARY 1999.


               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File

  Fenner & Smith Incorporated:              Number: 333-70593



      HERBERT M. ALLISON, JR.
      GEORGE A. SCHIEREN
      JOHN L. STEFFENS

      J. DAVID MEGLEN

      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:        have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              333-63417 and
                                                              333-63033


      MICHAEL A. CARPENTER
      DERYCK C. MAUGHAN

      By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279


      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)